SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of                      January     , 2003 .

Carlton Communications plc .
(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F___      Form 40-F___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                      No ___

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

STOCK EXCHANGE ANNOUNCEMENT

Carlton Communications Plc – Directors’ dealings

Grant of awards under the Carlton Equity Participation Plan (EPP)

     The dealings set out below took place on 7 January 2003 in connection with the grant of awards under the EPP. The EPP has previously been approved by shareholders.

     The Company granted the following conditional awards to directors in accordance with the terms of the EPP:

Name M P Green P C Murray	Maximum number of Carlton ordinary shares subject to Allocation 1,440,858 698,922	Maximum number of Carlton ordinary shares subject to Option 1,440,858 698,922

The conditional awards were granted in return for the directors committing to have acquired the following number of Carlton shares:

Name M P Green P C Murray	Number of Carlton shares 480,286 232,974

     The conditional awards consist of two parts; an Allocation, being the right to acquire shares for a nominal £1; and an Option, being the right to acquire shares subject to an exercise price of 139.5p per share.

     Up to 50% of the awards can vest, depending on satisfaction of conditions, following April 2006 and the balance will vest, depending on satisfaction of conditions, following April 2007. These conditions include performance targets comparing the Company’s TSR performance against that of other major UK media companies and against that of the FTSE100 companies. None of the conditional awards will vest if the Company’s TSR is below median for the media comparator group, and the Option will not vest unless the Company’s TSR is above median for the FTSE100 companies,

     The last date on which awards can be exercised is 6 January 2013.

     7 January 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date:	14 January, 2002	/S/ David Abdoo Name: David Abdoo Title: Company Secretary

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